SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

SharpLink Gaming Ltd.

(formerly Mer Telemanagement Solutions Ltd.)

(Name of Registrant)

333 Washington Avenue North, Suite 104

Minneapolis, MN 55402

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement No. 333-260190 on Form S-8 and Registration Statements Nos. 333-237989, 333-258201 and 333-266292 on Form F-3, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

The following exhibits are attached:

EXHIBIT NO.	DESCRIPTION

99.1	Press Release: SharpLink Gaming Announces 2022 Extraordinary Meeting of Shareholders to Approve Merger with Sports Hub Games Network, dated November 7, 2022
99.2	Notice of and Proxy Statement for SharpLink Gaming Ltd. Extraordinary General Meeting of Shareholders to be held on December 14, 2022
99.3	Form of SharpLink Gaming Ltd. Proxy Card
99.4	Consent of RSM US LLP
99.5	Consent of BerganKD, LTD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SharpLink Gaming Ltd.

Date: November 8, 2022	By:	/s/ Rob Phythian
Rob Phythian
Chief Executive Officer